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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                              THE FINOVA GROUP INC.
                                (Name of Issuer)


COMMON STOCK, $0.01 PAR VALUE                                      3179281
(Title of class of securities)                                  (CUSIP number)


                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
       (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 20, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                               (Page 1 of 8 pages)

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NY2:\994280\05\LB6W05!.DOC\76830.0246

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
CUSIP No.  3179281                                                         13D
----------------------------------------------------------------------              ---------------------------------------------

------------------- -------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                         (b) [_]
------------------- -------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- -------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- -------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
------------------- -------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           100,000,000 shares(1)(2)
           SHARES
                               ------- ------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         N/A
          OWNED BY
                               ------- ------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      100,000,000 shares(1)(2)
          REPORTING
                               ------- ------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    N/A

------------------- -------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        100,000,000 shares(1)(2)

------------------- -------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------------- -------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    62.0%(2)(3)

------------------- -------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                           CO

------------------- -------------------------------------------------------------------------------------------------------------

(1) Assuming conversion of 1,000,000 shares of Series B Convertible Preferred Stock of The FINOVA Group Inc ("Finova" and such stock, the "Series B Preferred")

(2) Does not include (i) an aggregate of up to an additional 40,000,000 shares of Finova common stock issuable upon conversion of shares of Series C Convertible Preferred Stock (the "Series C Preferred") that the Reporting Person may acquire pursuant to a rights offering as described in Item 4 hereof, or (ii) the exercise of the warrant to purchase Finova common stock representing up to 20% of the Finova common stock outstanding, which the Reporting Person has the right to acquire as described in Item 4 hereof.

(3) Based on 61,301,410 shares of Finova common stock outstanding on December 11, 2000 and the issuance of an aggregate of 100,000,000 shares of Finova common stock, assuming conversion of the 1,000,000 shares of Series B Preferred Stock, as described in Item 4 hereof.

                     This Amendment No. 1 to Schedule 13D amends and restates certain items of the Schedule 13D filed by Leucadia National Corporation ("Leucadia") with the Commission on November 17, 2000, as more fully set forth below (the "Schedule 13D"). All capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

                     Item 4. Purpose of the Transaction.

                     Item 4 is hereby amended and restated as follows:

                     On November 10, 2000, Leucadia and the Company entered into a letter agreement dated November 10, 2000 (the "Letter Agreement") pursuant to which, and subject to the conditions set forth therein, Leucadia agreed to invest up to $350 million in the Company. Between November 10, 2000 and December 20, 2000, representatives of the Company and of Leucadia negotiated the terms of a definitive purchase agreement (the "Purchase Agreement") and ancillary documents to effect the investment contemplated in the Letter Agreement.

                     On December 20, 2000, Leucadia and the Company executed the Purchase Agreement. Under the terms of the Purchase Agreement, Leucadia has agreed to purchase for $250 million (i) one million shares (the "Shares") of new Series B Convertible Preferred Stock ("Series B Preferred") and (ii) a 10-year warrant to purchase up to 20% of the Company's outstanding shares (subject to anti-dilution adjustments) for an aggregate warrant exercise price of $125 million (the "Warrant"). The Warrant will be exercisable from the third anniversary of issuance until the tenth anniversary of issuance, but may become exercisable earlier upon the occurrence, following its issuance, of certain Acceleration Events (as defined in the Warrant). The holder of the Warrant will not be entitled to voting rights until it exercises the Warrant and then only to the extent of the shares of Common Stock so purchased.

                     The Purchase Agreement is subject to the Company completing a refinancing or restructuring of its approximately $4.7 billion bank debt and its approximately $6.6 billion public bond debt, in each case, on terms acceptable to both Leucadia and the Company.

                     As soon as practical following the purchase of the shares of Series B Preferred by Leucadia, the Company will issue up to $150 million of new Series C Convertible Preferred Stock (the "Series C Preferred" and together with the Series B Preferred, the "Convertible Preferred Stock") at a purchase price of $250 per share through a rights offering to its existing common stockholders (the "Rights Offering"). Except for their issuance date, the preferences and rights of the Series C Preferred are identical to those of the Series B Preferred. Leucadia has agreed to act as a standby purchaser of the first $100 million of that offering. As compensation for agreeing to act as standby purchaser, the Company will pay Leucadia $5 million upon distribution of the rights.

                     The Purchase Agreement includes a provision that could result in a distribution to common stockholders or holders of the Convertible Preferred Stock and the Warrant in 2006, based upon the performance of the Company's loan and lease portfolio (such distribution, the "Special Distribution").

                     The Convertible Preferred Stock will have an initial liquidation preference of $250 per share. Dividends on the Convertible Preferred Stock will accrue quarterly from the date of original issuance in an amount equal to the greater of (i) 14% per annum, compounded quarterly, and (ii) the amount of dividends paid in respect of a share of Common Stock during the year, calculated on the basis of the number of shares of Common Stock into which a share of Convertible Preferred Stock may be converted, regardless of whether such stock is then convertible. During the first five years from issuance, dividends on the Convertible Preferred Stock may not be paid, but shall accrue and be added to the liquidation preference for the stock. Thereafter, at the Company's option, dividends on the Convertible Preferred Stock may either be paid quarterly, or if not paid, shall continue to accrue and be added to the liquidation preference of each share of Convertible Preferred Stock. Each share of the Convertible Preferred Stock will be convertible into Common Stock based on its liquidation preference at a conversion price of $2.50 per share (subject to anti-dilution adjustments) from June 30, 2006 until the tenth anniversary of issuance. From issuance, the Series B Preferred will vote with the Common Stock on an as converted basis, receiving twice the number of votes per share of Common Stock into which it is convertible.

                     The Purchase Agreement also provides that in conjunction with its investment, Leucadia will have the right to appoint six members to a newly constituted ten member Board of Directors.

                     The Purchase Agreement contains customary "no-shop" and "break up fee" provisions. The Purchase Agreement is subject to the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, and other customary conditions.

                     References to, and descriptions of, the Purchase Agreement as set forth herein are qualified in their entirely by reference to the copy of the Purchase Agreement included as Exhibit 99.2 to this Schedule 13D, which is incorporated by reference herein in its entirety and which contains provisions not described herein.

                     References to, and descriptions of, the Convertible Preferred Stock as set forth herein are qualified in their entirely by reference to the form of Certificate of Designation, which is filed as Exhibit 99.3 to this Schedule 13D, and which is incorporated by reference herein in its entirety and which contains provisions not described herein.

                     References to, and descriptions of, the Warrant as set forth herein are qualified in their entirely by reference to the form of Warrant, which is filed as Exhibit 99.4 to this Schedule 13D, and which is incorporated by reference herein in its entirety and which contains provisions not described herein.

                     Except as set forth above, Leucadia has no present plans or intentions which would result in or relate to any other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                     Item 5. Interest in Securities of the Issuer.

                     Clauses (a) and (b) of Item 5 are hereby amended and restated as follows:

                     (a)-(b) The information set forth or incorporated by reference in Items 2, 3, and 4 is hereby incorporated herein by reference.

                     Assuming conversion of the one million shares of Series B Preferred but excluding the exercise of the Warrant and any shares of Common Stock that may be issuable upon conversion of any shares of Series C Preferred that may be acquired by Leucadia in the Rights Offering, Leucadia may be deemed to be the beneficial owner of 100,000,000 shares of the Common Stock of the Company. This would represent approximately 62.0% of the Company's Common Stock outstanding (based on 61,301,410 shares of Common Stock outstanding as of December 11, 2000 as represented to Leucadia by the Company in the Purchase Agreement and assuming the issuance of 100 million shares of Common Stock issuable upon conversion of the one million shares of Series B Preferred.

                     Item 6. Contracts, Arrangements, Understandings or
                             Relationships with Respect to Securities of the Issuer.

                     Item 6 is hereby amended and restated as follows:

                     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference. Copies of the Purchase Agreement, the form of certificate of designation for the Convertible Preferred Stock and the form of Warrant are included as Exhibits 99.2, 99.3, and 99.4, respectively, to this Schedule 13D. In addition, the Purchase Agreement provides that Leucadia and the Company will enter into a Registration Rights Agreement at the time the Series B Preferred and the Warrant are issued, pursuant to which the Company will grant Leucadia certain registration rights, subject to customary exceptions and limitations, in respect of the Convertible Preferred Stock owned by Leucadia and its permitted transferees, all shares of Common Stock into which such Convertible Preferred Stock is converted, and any other securities of the Company which Leucadia may acquire pursuant to the Purchase Agreement or otherwise.

                     References to, and descriptions of, the Registration Rights Agreement as set forth herein are qualified in their entirely by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.5 to this Schedule 13D, and which is incorporated by reference herein in its entirety and which contains provisions not described herein.

                     Other than the Purchase Agreement, the certificate of designation for the Convertible Preferred Stock, the Warrant and Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) Leucadia and, to the best of its knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person.


                     Item 7. Material to be Filed as Exhibits.

                           99.2. Securities Purchase Agreement, dated December 20, 2000, between the Company and Leucadia.

                           99.3 Form of Certificate of Designation for the Convertible Preferred Stock.

                           99.4     Form of Warrant.

                           99.5     Form of Registration Rights Agreement.

                           99.6 Form of Management Services Agreement between the Company and Leucadia.














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
                                    SIGNATURE
                                    ---------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  December 21, 2000



                                          LEUCADIA NATIONAL CORPORATION

                                          BY: /S/  JOSEPH A. ORLANDO
                                              --------------------------------
                                              Name: JOSEPH A. ORLANDO
                                              Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.                              Description

  99.2. Securities Purchase Agreement, dated December 20, 2000, between the Company and Leucadia.

  99.3            Form of Certificate of Designation for the Convertible
                  Preferred Stock.

  99.4            Form of Warrant.

  99.5            Form of Registration Rights Agreement.

  99.6            Form of Management Services Agreement between the Company and
                  Leucadia.















                                       8